Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 2014
Earnings:
Income from continuing operations before equity in earnings/(losses) of unconsolidated affiliates	$91,117
Fixed charges	70,455
Capitalized interest	(2,940)
Distributions of earnings from unconsolidated affiliates	1,634
Total earnings	$160,266

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$62,352
Amortization of deferred financing costs	2,270
Financing obligations interest expense	301
Capitalized interest	2,940
Interest component of rental expense	2,592
Total fixed charges	70,455
Preferred Stock dividends	1,881
Total fixed charges and Preferred Stock dividends	$72,336

Ratio of earnings to fixed charges	2.27
Ratio of earnings to combined fixed charges and Preferred Stock dividends	2.22